EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

Basic

	Year Ended September 30,

	2002	2001	2000

Weighted average outstanding shares	819,260	903,849	908,020
Net income (loss)	$670,805	$(422,093)	$961,492
Net income (loss) per common share	$.82	$(.47)	$1.06

Diluted

	Year Ended September 30,

	2002	2001	2000

Weighted average outstanding shares	822,631	907,765	908,020
Net income (loss)	$670,805	$(422,093)	$961,492
Net income (loss) per common share	$.82	$.46	$1.06